Mail Stop 6010

November 14, 2006

Joseph Feldschuh, M.D.
President and Principal Executive Officer
Daxor Corporation.
350 Fifth Avenue
Suite 7120
New York, New York 10118

> **Re: Daxor Corporation**
> **Form 10-K as of December 31, 2005**
> **Filed April 18, 2006**
> **File No. 0-12248**

Dear Dr. Feldschuh :

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Brian Cascio
Branch Chief